SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration 1431-1

SUMMARY OF THE TWO HUNDRED AND TWENTY-THREE

EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

1. PLACE: Meeting held via video conferencing. 2. DATE: March 21, 2023 - 8:30 a.m. 3. PRESIDING: MARCEL MARTINS MALCZEWSKI, Chair; and VICTORIA BARALDI MENDES BATISTA, Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS PASSED:

The Board of Directors:

I.	unanimously approved, after having listened to the Statutory Audit Committee, the Annual Report of the Statutory Audit Committee for 2022;
II.	unanimously resolved, after listening to the Audit Committee, to approve the Annual Management Report, the Balance Sheet and the other Financial Statements for the 2022 fiscal year, as well as their submission to the Fiscal Council and the Extraordinary Shareholders’ Meeting;
III.	unanimously resolved, after listening to the Statutory Audit Committee, to approve the proposal of Copel’s (Holding) Executive Board for the Allocation of Net Income for the 2022 Fiscal Year and the provision for Payment of Profit Sharing Related to the Integration of Capital and Work and Incentive to Productivity, as well as their submission to the Fiscal Council and the Extraordinary Shareholders’ Meeting;
IV.	unanimously resolved, after listening to the Statutory Audit Committee, to approve the technical projection study for the realization of deferred taxes of the Copel (Holding);
V.	interacted with the external auditor Deloitte Touche Tohmatsu Auditores Independentes Ltda. on the work related to the 2022 Financial Statements and Internal Controls; and
VI.	unanimously resolved to approve the EBITDA targets for the 2023 Performance Bonus Program (PPP);

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chair; DANIEL PIMENTEL SLAVIERO - Executive Secretary; ANDRIEI JOSÉ BEBER; CARLOS BIEDERMANN; FAUSTO AUGUSTO DE SOUZA; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; MARCO ANTÔNIO BARBOSA CÂNDIDO; MARCO ANTONIO BOLOGNA; and VICTORIA BARALDI MENDES BATISTA - Secretary.

This is a free English translation of the summary of the minutes of Copel’s 223rd Extraordinary Board of Directors’ Meeting drawn up in Company’s Book no. 13.

VICTORIA BARALDI MENDES BATISTA

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 22, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.